                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT of 1934)

             Imperial Credit Commercial Mortgage Investment Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Imperial Credit Industries Inc.
             Imperial Credit Commercial Mortgage Investment Corp.
                           ICCMIC Acquisition Corp.
--------------------------------------------------------------------------------
                     (Name of Person(s) Filing Statement)


                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  45272T 10 2
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

      Irwin L. Gubman, Esq.                   Norbert M. Seifert, Esq.
        General Counsel                          General Counsel
 Imperial Credit Industries, Inc.        Imperial Credit Commercial Mortgage
       23550 Hawthorne Blvd.                      Investment Corp.
        Bldg. #1, Suite 240                11601 Wilshire Blvd, Suite 2080
          (310) 791-8040                        Los Angeles, CA 90025
                                                   (310) 231-1280



    (Name and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:

        James R. Walther, Esq.                    Andrew L. Weil, Esq.
         Mayer, Brown & Platt                Sonnenschein Nath & Rosenthal
    350 S. Grand Ave., 25th Floor                   8000 Sears Tower
        Los Angeles, CA 90071                      Chicago, IL 60606

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                           Amount of Filing Fee
$300,646,425                                     $60,129
--------------------------------------------------------------------------------


* Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $60,129. This amount is based upon $11.50 (price per share being paid for outstanding shares pursuant to the merger), $1.10 (price per share being paid for 815,500 outstanding stock options with an exercise price of $15.00 per share) and $2.50 (price per share being paid for 621,750 outstanding stock options with an exercise price of $9.00 per share). The $11.50 per share price for outstanding shares of common stock and the $2.50 per share price for certain stock options are based on the currently proposed cash payment in the merger. These cash payments are subject to possible increase based on a not yet completed appraisal process. If such increase becomes applicable, an additional filing fee will be paid with an amended filing as contemplated by Rule 0-11(a)(3).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $60,129                           Filing party: Imperial Credit Commercial
                       ------------                                      --------------------------
                                                           Mortgage Investment Corp.
                                                           ----------------------------------------

 Form or registration no.:Preliminary Schedule 14A         Date Filed:   October 21, 1999
                          --------------------------                  -----------------------------

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is being filed in connection with the proposed merger (the "Merger") of ICCMIC Acquisition Corp ("Merger Sub"), a Maryland corporation, with and into Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation ("ICCMIC" or the "Company"), pursuant to a Merger Agreement (the "Merger Agreement") dated as of July 22, 1999 by and among Merger Sub, the Company and Imperial Credit Industries, Inc., a California corporation and sole corporate parent of Merger Sub ("Imperial Credit").

     Upon the effectiveness of the merger (the "Effective Time"), each share of the Company's common stock issued and outstanding immediately prior to the Effective Time (other than shares held by Imperial Credit or any subsidiary of Imperial Credit or the Company) will be converted into at least $11.50 in cash, and the holders of such shares will also have the right to receive a final dividend of any previously undistributed taxable income of the Company after the Merger.

     The information contained (or incorporated by reference) in this Statement concerning the Company, including, without limitation, the deliberations of the special committee of the Company's Board of Directors in connection with the Merger, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Neither Imperial Credit nor Merger Sub takes responsibility for the accuracy of such information.

     The information contained (or incorporated by reference) in this Statement concerning Imperial Credit and Merger Sub was supplied by Imperial Credit. The Company takes no responsibility for the accuracy of such information.

     This Statement is being filed with the Securities and Exchange Commission (the "Commission") concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit (d)(3). By filing this Schedule 13E-3, none of the joint signatories concedes that Rule 13e-3 under the Securities and Exchange of 1934, as amended, is applicable to the Merger or the Merger Agreement, including other transactions contemplated therein.

     The following Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


                                  Cross Reference Sheet
                                  ---------------------

Item in Schedule 13E-3            Caption or Location in the Proxy Statement
-------------------------         ----------------------------------------------


Item 1(a) ....................    "The Companies -- Imperial Credit Commercial
                                  Mortgage Investment Corp."

Item 1(b) .....................   "Summary -- Record Date; Stock Entitled to
                                  Vote;" "Information Concerning the Special
                                  Meeting -- Record

                                  Date; Outstanding Common Stock Entitled To
                                  Vote; Quorum" and "Common Stock Market Price and Dividend Information"

Item 1(c) .....................   "Common Stock Market Price and Dividend
                                  Information -- Market Prices"

Item 1(d) .....................   Questions and Answers About the Proposed
                                  Merger;" "Summary -- What Stockholders Will
                                  Receive in the Proposed Merger;" "Special
                                  Factors: Background, Purpose and Effects of the Proposed Merger --Recommendation of the Special Committee and the Board of Directors;
                                  Reasons for the Proposed Merger;" "The Merger
                                  Agreement --Covenants; Conduct of Business
                                  Pending the Proposed Merger" and "Common Stock
                                  Market Price and Dividend Information --
                                  Dividend Policy"

Item 1(e) .....................   "The Companies -- Imperial Credit Commercial
                                  Mortgage Investment Corp."

Item 1(f) .....................   "Relationships and Transactions Between ICII,
                                  ICCMIC and Affiliates -- Purchases and Sales of Common Stock by ICII and its Affiliates"

Item 2(a)-(d), (g).............   "The Companies -- Imperial Credit Industries,
                                  Inc.," "--ICCMIC Acquisition Corp.;"
                                  "Management of ICCMIC" and "Management of ICII and ICCMIC Acquisition Corp."

Item 2(e) .....................   *

Item 2(f) .....................   *

Item 3(a) .....................   "Questions and Answers About the Proposed
                                  Merger;" "Summary;" "Special Factors:
                                  Background, Purpose and Effects of the
                                  Proposed Merger -- Background of the Proposed
                                  Merger," "-- Recommendation of the Special
                                  Committee and the Board of Directors; Reasons for the Proposed Merger," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "--Potential Asset Sales
                                  Prior to the Proposed Merger;" "The Merger
                                  Agreement" and "Relationships and Transactions
                                  Between ICII, ICCMIC and Affiliates"

Item 3(b) .....................   "Summary;" "Special Factors: Background,
                                  Purpose and Effects of the Proposed Merger --
                                  Background of the Proposed Merger" and
                                  "Interests of Certain Persons in the Proposed
                                  Merger"

Item 4(a) .....................   "Questions and Answers About the Proposed
                                  Merger;" "Summary -- Our Reasons for the
                                  Proposed Merger and Our Recommendation," "--
                                  The Proposed Merger," "-- What Stockholders
                                  Will Receive in the Proposed Merger," "--
                                  Completion and Termination of the Merger
                                  Agreement;" "Interests of Certain Persons in the Proposed Merger;" "The Merger Agreement;"
                                  "Fees and Expenses" and "Appendix A --Merger
                                  Agreement"

Item 4(b) .....................   "Summary -- The Proposed Merger," "-- Votes
                                  Required," "--Treatment of Outstanding ICCMIC
                                  Stock Options," "--Potential Conflicts of
                                  Interest of ICCMIC's Directors and Officers;"
                                  "Information Concerning the Special Meeting --
                                  Votes Required;" "Special Factors: Background,
                                  Purpose and Effects of the Proposed Merger --
                                  Benefits and Detriments to Nonaffiliated
                                  Stockholders;" "Interests of Certain Persons in the Proposed Merger -- Treatment of Stock
                                  Options," "--Agreements between Mark S.
                                  Karlan, ICII and the Manager;" "--
                                  Indemnification of Directors and Officers;"
                                  "The Merger Agreement -- Merger
                                  Consideration," "-- Cancellation of ICCMIC
                                  Common Stock," "-- Stock Option and Other
                                  Plans," "-- Directors and Officers," "-- ICII
                                  Standstill Agreement," "--SPB Loans," "--
                                  Termination Fees and Expenses" and "Appendix
                                  A -- Merger Agreement"

Item 5(a)-(g) .................   "Summary -- The Proposed Merger;" "Special
                                  Factors: Background, Purpose and Effects of the Proposed Merger -- Management Agreement;
                                  Appraisal," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed
                                  Merger," "-- Consequences of the Proposed
                                  Merger," "-- Plans for ICCMIC after the
                                  Proposed Merger," "-- Financing; Source of
                                  Funds;" "The Merger Agreement" and "Appendix
                                  A -- Merger Agreement"

Item 6(a)-(c)..................   "Summary -- Financing; Source of Funds;"
                                  "Special Factors: Background, Purpose and
                                  Effects of the Proposed Merger -- Financing;
                                  Source of Funds" and "Fees and Expenses"

Item 6(d) .....................   *

Item 7(a) .....................   "Summary -- Our Reasons for the Proposed
                                  Merger and Our Recommendation," "--ICII's
                                  Reasons for the Proposed Merger;" "Special
                                  Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the
                                  Special Committee and the Board of Directors;
                                  Reasons for the Proposed Merger," "-- Opinion of the Financial Advisor to the Special
                                  Committee," "-- ICII's Purpose for Pursuing the Proposed

                                  Merger; Structure of the Proposed Merger" and "-- ICII's Analysis of the Proposed Merger"

Item 7(b)......................   "Summary -- Solicitation of Alternative
                                  Transactions," "--Standstill; Qualifying
                                  Alternative Transaction;" "Special Factors:
                                  Background, Purpose and Effects of the
                                  Proposed Merger -- Background of the Proposed
                                  Merger," "-- 60-Day Market Check," "--
                                  Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "-- ICII's Purpose for
                                  Pursuing the Proposed Merger; Structure of the
                                  Proposed Merger;" "The Merger Agreement --
                                  Solicitation Period and Superior Proposals" and "-- ICII Standstill Agreement"

Item 7(c)......................   "Summary -- Our Reasons for the Proposed
                                  Merger and Our Recommendation," "-- ICII's
                                  Reasons for the Proposed Merger," "-- Opinion of Financial Advisor;" "Special Factors:
                                  Background, Purpose and Effects of the
                                  Proposed Merger -- Recommendation of the
                                  Special Committee and the Board of Directors;
                                  Reasons for the Proposed Merger," "-- Opinion of the Financial Advisor to the Special
                                  Committee," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed
                                  Merger" and "-- ICII's Analysis of the
                                  Proposed Merger"

Item 7(d) .....................   "Questions and Answers About the Proposed
                                  Merger;" "Summary -- The Proposed Merger," "--
                                  What Stockholders Will Receive in the Proposed
                                  Merger," "-- Management Agreement; Appraisal,"
                                  "-- Treatment of Outstanding ICCMIC Stock
                                  Options," "-- Accounting Treatment," "--
                                  Potential Conflicts of Interest of ICCMIC's
                                  Directors and Officers;" "Special Factors:
                                  Background, Purpose and Effects of the
                                  Proposed Merger -- Management Agreement;
                                  Appraisal," "-- Benefits and Detriments to
                                  Nonaffiliated Stockholders," "-- ICII's
                                  Purpose for Pursuing the Proposed Merger;
                                  Structure of the Proposed Merger," "--
                                  Consequences of the Proposed Merger," "--Plans for ICCMIC after the Proposed Merger," "-- No
                                  Appraisal Rights," "-- Material Tax
                                  Consequences," "-- Accounting Treatment;"
                                  "Interests of Certain Persons in the Proposed
                                  Merger;" "The Merger Agreement" and "Appendix
                                  A -- Merger Agreement"

Item 8(a)-(b)..................   "Summary --Our Reasons for the Proposed Merger
                                  and Our Recommendation," "-- ICII's Reasons for the Proposed Merger," "-- Solicitation of
                                  Alternative Transactions," "--Standstill;
                                  Qualifying Alternative Transaction," "--
                                  Opinion of Financial Advisor;" "Special
                                  Factors: Background, Purpose
                                  and Effects of the Proposed Merger --
                                  Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "-- 60-Day Market Check,
                                  " "--Opinion of the Financial Advisor to the Special Committee," "Management Agreement;
                                  Appraisal," "-- Benefits and Detriments to
                                  Nonaffiliated Stockholders," "-- ICII's
                                  Purpose for Pursuing the Proposed Merger;
                                  Structure of the Proposed Merger," "-- ICII's
                                  Analysis of the Proposed Merger" and "Appendix
                                  B -- Opinion of Prudential Securities
                                  Incorporated"

Item 8(c)......................   "Summary -- Record Date; Stock Entitled to
                                  Vote," "-- Votes Required;" "Information
                                  Concerning the Special Meeting --Record Date;
                                  Outstanding Common Stock Entitled to Vote;
                                  Quorum" and "-- Votes Required"

Item 8(d)......................   "Summary -- Our Reasons for the Proposed
                                  Merger and Our Recommendation," "-- Opinion of
                                  Financial Advisor;" "Special Factors:
                                  Background, Purpose and Effects of the
                                  Proposed Merger -- Background of the Proposed
                                  Merger" and "-- Opinion of the Financial
                                  Advisor to the Special Committee"

Item 8(e)......................   "Special Factors: Background, Purpose and
                                  Effects of the Proposed Merger -- Background of the Proposed Merger" and "-- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger"

Item 8(f).....................    "Summary -- Solicitation of Alternative
                                  Transactions;" "Special Factors: Background,
                                  Purpose and Effects of the Proposed Merger --
                                  Background of the Proposed Merger," "--60-Day
                                  Market Check" and "The Merger Agreement --
                                  Solicitation Period and Superior Proposals"

Item 9 .......................    "Summary -- Our Reasons for Proposed Merger
                                  and Our Recommendation," "--Opinion of
                                  Financial Advisor;" "Cautionary Statement
                                  Concerning Forward-Looking Statements;"
                                  "Special Factors: Background, Purpose and
                                  Effects of the Proposed Merger --Background of the Proposed Merger," "-- 60-Day Market
                                  Check," "-- Opinion of the Financial Advisor to the Special Committee;" "Appendix B--
                                  Opinion of Prudential Securities Incorporated" and "Appendix C -- Summary of Appraisals of
                                  Robert A. Stanger & Co., Inc., Houlihan
                                  Lokey Howard & Zukin Financial Advisors, Inc.
                                  and Eastdil Realty, L.L.C."

Item 10(a) ....................   "Summary -- Share Ownership by Management" and
                                  "Securities Ownership"

Item 10(b) ....................   "Relationships and Transactions Between ICII,
                                  ICCMIC and Affiliates -- Purchases and Sales of Common Stock by ICII and its Affiliates"

Item 11   .....................   "Questions and Answers About the Proposed
                                  Merger;" "Summary -- Record Date; Stock
                                  Entitled to Vote," "-- Votes Required," "--
                                  Share Ownership by Management;" "Information
                                  Concerning the Special Meeting -- Voting of
                                  Proxies;" "Interests of Certain Persons in the
                                  Proposed Merger -- Treatment of Stock
                                  Options;" "The Merger Agreement -- The
                                  Proposed Merger," "-- Merger Consideration,"
                                  "-- Cancellation of ICCMIC Common Stock," "--
                                  Payment Procedures," "-- Transfer of Common
                                  Stock," "--Stock Option and Other Plans," "--
                                  ICII Standstill Agreement," "-- Covenants;
                                  Conduct of Business Pending the Proposed
                                  Merger" and "Common Stock Market Price and
                                  Dividend Information -- Dividend Policy"

Item 12(a) ....................   "Summary -- Share Ownership of Management" and
                                  "Information Concerning the Special Meeting --
                                  Votes Required"

Item 12(b) ....................   "Special Factors: Background, Purpose and
                                  Effects of the Proposed Merger --
                                  Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger" and "-- ICII's Purpose for
                                  Pursuing the Proposed Merger; Structure of the
                                  Proposed Merger"

Item 13(a) ....................   "Special Factors: Background, Purpose and
                                  Effects of the Proposed Merger -- No Appraisal
                                  Rights"

Item 13(b) ....................   *

Item 13(c) ....................   *

Item 14(a) ....................   "Selected Historical Financial Data of ICCMIC"
                                  and "Where You Can Find More Information"

Item 14(b) ....................   *

Item 15(a) ....................   "Summary -- Financing Source of Funds," "--
                                  Management Agreement; Appraisal;" "Information
                                  Concerning the Special Meeting -- Proxy
                                  Solicitation;" "Special Factors: Background,
                                  Purpose and Effects of the Proposed Merger --
                                  Management Agreement; Appraisal," "--ICII's
                                  Purpose for Pursuing the Proposed Merger;
                                  Structure of the Proposed

                                  Merger," "-- Plans for ICCMIC after the
                                  Proposed Merger," "--Financing; Source of
                                  Funds" and "Fees and Expenses"

Item 15(b) ....................   "Summary -- Opinion of Financial Advisor;"
                                  "Information Concerning the Special Meeting --
                                  Proxy Solicitation;" "Special Factors:
                                  Background, Purpose and Effects of the
                                  Proposed Merger -- Opinion of the Financial
                                  Advisor to the Special Committee," "--
                                  Management Agreement; Appraisal;" "Fees and
                                  Expenses" and "Appendix C --Summary of
                                  Appraisals of Robert A. Stanger & Co., Inc.,
                                  Houlihan Lokey Howard & Zukin Financial
                                  Advisors, Inc. and Eastdil Realty, L.L.C."

Item 16   .....................   Entirety of Proxy Statement

Item 17(a)-(f).................   Separately filed with this Statement

----------------------
*    The Item is inapplicable or the answer thereto is in the negative.

Item 1.   Issuer and Class of Security Subject to Transaction
          ---------------------------------------------------

     (a) The information set forth on the cover page to the Proxy Statement and in the section entitled "The Companies -- Imperial Credit Commercial Mortgage Investment Corp." is incorporated herein by reference.

     (b) The exact title of the stock which is the subject of the Rule 13e-3 transaction is Common Stock, par value $0.0001 per share (the "Common Stock"). The information set forth in the sections of the Proxy Statement entitled "Summary -- Record Date; Stock Entitled to Vote;" "Information Concerning the Special Meeting -- Record Date; Outstanding Common Stock Entitled To Vote; Quorum" and "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

     (c) The information set forth in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information -- Market Prices" is incorporated herein by reference.

     (d) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;"
          "Summary -- What Stockholders Will Receive in the Proposed Merger;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger;" "The Merger Agreement -- Covenants; Conduct of Business Pending the Proposed Merger" and "Common Stock Market Price and Dividend Information -- Dividend Policy" is incorporated herein by reference.

     (e) The information set forth in the section of the Proxy Statement entitled "The Companies -- Imperial Credit Commercial Mortgage Investment Corp." is incorporated herein by reference.

     (f) The information set forth in the section of the Proxy Statement entitled "Relationships and Transactions Between ICII, ICCMIC and Affiliates -- Purchases and Sales of Common Stock by ICII and its Affiliates" is incorporated herein by reference.

Item 2.   Identity and Background
          -----------------------

          This statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Merger Sub and Imperial Credit. The information set forth in the sections of the Proxy Statement entitled "The Companies -- Imperial Credit Industries, Inc." and "-- ICCMIC Acquisition Corp." is incorporated herein by reference.

  (a)-(d) The information set forth in the sections of the Proxy Statement entitled "Management of ICCMIC" and "Management of ICII and ICCMIC Acquisition Corp." is incorporated herein by reference.

  (e)-(f) During the last five years, none of the Company, Merger Sub or Imperial Credit nor (to the knowledge of each of the Company, Merger Sub and Imperial Credit, respectively) any executive officer or director of the Company, Merger Sub or Imperial Credit, respectively, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in the sections of the Proxy Statement entitled "Management of ICCMIC" and "Management of ICII and ICCMIC Acquisition Corp." is incorporated herein by reference.

Item 3.   Past Contacts, Transactions or Negotiations
          -------------------------------------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger," "--Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "-- Potential Asset Sales Prior to the Proposed Merger;" "The Merger Agreement" and "Relationships and Transactions Between ICII, ICCMIC and Affiliates" is incorporated herein by reference.

     (b) The information set forth in the sections of the Proxy Statement entitled "Summary;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger" and "Interests of Certain Persons in the Proposed Merger" is incorporated herein by reference.

Item 4.   Terms of Transaction
          --------------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," "-- The Proposed Merger," "-- What Stockholders Will Receive in the Proposed Merger," "-- Completion and Termination of the Merger Agreement;" "Interests of Certain Persons in the Proposed Merger;" "The Merger Agreement;" "Fees and Expenses" and in Appendix A is incorporated herein by reference.

     (b) The information set forth in the sections of the Proxy Statement entitled "Summary -- The Proposed Merger," "-- Votes Required," "-- Treatment of Outstanding ICCMIC Stock Options," "-- Potential Conflicts of Interest of ICCMIC's Directors and Officers;" "Information Concerning the Special Meeting -- Votes Required;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Benefits and Detriments to Nonaffiliated Stockholders;" "Interests of Certain Persons in the Proposed Merger --Treatment of Stock Options," "-- Agreements between Mark S. Karlan, ICII and the Manager;" "-- Indemnification of Directors and Officers;" "The Merger Agreement --Merger Consideration," "-- Cancellation of ICCMIC Common Stock," "-- Stock Option and Other Plans," "-- Directors and Officers," "-- ICII Standstill Agreement," "-- SPB Loans," "-- Termination Fees and Expenses" and in Appendix A is incorporated herein by reference.

Item 5.   Plans or Proposals of the Issuer or Affiliate
          ---------------------------------------------

  (a)-(g) The information set forth in the sections of the Proxy Statement entitled "Summary -- The Proposed Merger;" "Special Factors:
          Background, Purpose and Effects of the Proposed Merger -- Management Agreement; Appraisal," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "--Consequences of the Proposed Merger," "--Plans for ICCMIC after the Proposed Merger," "-- Financing; Source of Funds," "The Merger Agreement" and in Appendix A is incorporated herein by reference.

Item 6.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Summary --Financing; Source of Fund," and "Special Factors:
          Background, Purpose and Effects of the Proposed Merger -- Financing; Source of Funds" is incorporated herein by reference.

     (b) The information set forth in the sections of the Proxy Statement entitled "Summary --Financing; Source of Funds," "Special Factors:
          Background, Purpose and Effects of the Proposed Merger -- Financing; Source of Funds" and "Fees and Expenses" is incorporated herein by reference.

     (c) The information set forth in the sections of the Proxy Statement entitled "Summary --Financing; Source of Funds" and "Special Factors:
          Background, Purpose and Effects of the Proposed Merger -- Financing; Source of Funds" is incorporated herein by reference.

     (d)  Not applicable.

Item 7.   Purpose(s), Alternatives, Reasons and Effects.
          ----------------------------------------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," "-- ICII's Reasons for the Proposed Merger;" "Special
          Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "-- Opinion of the Financial Advisor to the Special Committee," "--ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger" and "-- ICII's Analysis of the Proposed Merger" is incorporated herein by reference.

     (b) The information set forth in the sections of the Proxy Statement entitled "Summary --Solicitation of Alternative Transactions," "-- Standstill; Qualifying Alternative Transaction;" "Special Factors:
          Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger," "-- 60-Day Market Check," "Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger;" "The Merger Agreement -- Solicitation Period and Superior Proposals" and "-- ICII Standstill Agreement" is incorporated herein by reference.

     (c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," "-- ICII's Reasons for the

          Proposed Merger," "--Opinion of Financial Advisor;" "Special Factors:
          Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "-- Opinion of the Financial Advisor to the Special Committee," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger" and "-- ICII's Analysis of the Proposed Merger" is incorporated herein by reference.

     (d) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary -- The Proposed Merger," "-- What Stockholders Will Receive in the Proposed Merger," "-- Management Agreement; Appraisal," "-- Treatment of Outstanding ICCMIC Stock Options," "-- Accounting Treatment," "-- Potential Conflicts of Interest of ICCMIC's Directors and Officers;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Management Agreement; Appraisal," "-- Benefits and Detriments to Nonaffiliated Stockholders," "--ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "-- Consequences of the Proposed Merger," "-- Plans for ICCMIC after the Proposed Merger," "-- No Appraisal Rights," "-- Material Tax Consequences," "-- Accounting Treatment;" "Interests of Certain Persons in the Proposed Merger;" "The Merger Agreement" and in Appendix A is incorporated herein by reference.

Item 8.   Fairness of the Transaction
          ---------------------------

  (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Summary --Our Reasons for the Proposed Merger and Our Recommendation," "-- ICII's Reasons for the Proposed Merger," "-- Solicitation of Alternative Transactions," "-- Standstill; Qualifying Alternative Transaction," "-- Opinion of Financial Advisor;"
          "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "-- 60-Day Market Check," "-- Opinion of the Financial Advisor to the Special Committee," "Management Agreement; Appraisal," "-- Benefits and Detriments to Nonaffiliated Stockholders," "--ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "--ICII's Analysis of the Proposed Merger" and in Appendix B is incorporated herein by reference.

     (c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Record Date; Stock Entitled to Vote," "-- Votes Required;" "Information Concerning the Special Meeting -- Record Date; Outstanding Common Stock Entitled to Vote; Quorum" and "--Votes Required" is incorporated herein by reference.

     (d) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," "-- Opinion of Financial Advisor;" "Special Factors:
          Background, Purpose and Effects of the Proposed Merger --Background of the Proposed Merger" and "-- Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

     (e) The information set forth in the sections of the Proxy Statement entitled "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger" and "-- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger" is incorporated herein by reference.

     (f) The information set forth in the sections entitled "Summary -- Solicitation of Alternative Transactions;" "Special Factors:
          Background, Purpose and Effects of the Proposed Merger --Background of the Proposed Merger," "-- 60-Day Market Check" and "The Merger Agreement -- Solicitation Period and Superior Proposals" is incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations
          ------------------------------------------------------

  (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for Proposed Merger and Our Recommendations," "--Opinion of Financial Advisor;" "Cautionary Statement Concerning Forward-Looking Statements;" "Special Factors:
          Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger," "-- 60-Day Market Check," "Opinion of the Financial Advisor to the Special Committee;" and in Appendices B and C is incorporated herein by reference. Exhibits (b)(2) and (b)(3) attached hereto are also incorporated by reference.

Item 10.  Interest in Securities of the Issuer
          ------------------------------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Share Ownership by Management" and "Securities Ownership" is incorporated herein by reference.

     (b) The information set forth in the section of the Proxy Statement entitled "Relationships and Transactions Between ICII, ICCMIC and Affiliates -- Purchases and Sales of Common Stock by ICII and its Affiliates" is incorporated herein by reference.

Item 11.  Contracts, Arrangements or Understandings With Respect to the Issuer's
          ----------------------------------------------------------------------
          Securities
          ----------

          The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary -
          - Record Date; Stock Entitled to Vote," "-- Votes Required," "-- Share Ownership by Management;" "Information Concerning the Special Meeting -- Voting of Proxies;" "Interests of Certain Persons in the Proposed Merger -- Treatment of Stock Options;" "The Merger Agreement -- The Proposed Merger," "-- Merger Consideration," "-- Cancellation of ICCMIC Common Stock," "--Payment Procedures," "-- Transfer of Common Stock," "-- Stock Option and Other Plans," "-- ICII Standstill Agreement," "-- Covenants; Conduct of Business Pending the Proposed Merger" and "Common Stock Market Price and Dividend Information -- Dividend Policy" is incorporated herein by reference.

Item 12.  Present Intention and Recommendation of Certain Persons With Regard to
          ----------------------------------------------------------------------
          the Transaction
          ---------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Share Ownership of Management" and "Information Concerning the Special Meeting -- Votes Required" is incorporated herein by reference.

     (b) The information set forth in the sections of the Proxy Statement entitled "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger" and "--ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger" is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction
          -----------------------------------

     (a) The information set forth in the section of the Proxy Statement entitled "Special Factors: Background, Purpose and Effects of the Proposed Merger -- No Appraisal Rights" is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

Item 14.  Financial Information
          ---------------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Selected Historical Financial Data of ICCMIC" and "Where You Can Find More Information" is incorporated herein by reference.

     (b)  Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized
          -------------------------------------------------

     (a) The information set forth in the sections of the Proxy Statement entitled "Summary --Financing Source of Funds," "-- Management Agreement; Appraisal;" "Information Concerning the Special Meeting -- Proxy Solicitation;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Management Agreement; Appraisal," "-
          - ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "-- Plans for ICCMIC after the Proposed Merger," "-- Financing; Source of Funds" and "Fees and Expenses" is incorporated herein by reference.

     (b) The information set forth in the sections of the Proxy Statement entitled "Summary --Opinion of Financial Advisor;" "Information Concerning the Special Meeting -- Proxy Solicitation;" "Special
          Factors: Background, Purpose and Effects of the Proposed Merger -- Opinion of the Financial Advisor to the Special Committee," "-- Management Agreement; Appraisal;" "Fees and Expenses" and in Appendix C is incorporated herein by reference.

Item 16.  Additional Information
          ----------------------

          The information set forth in the Proxy Statement and the appendices thereto and the Exhibits hereto is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits
          --------------------------------

     (a)  Not Applicable.

   (b)(1) Fairness Opinion of Prudential Securities Incorporated dated July 22, 1999 (Incorporated by reference to Appendix B to the Preliminary Proxy Statement filed as Exhibit (d)(1) hereto).

   (b)(2) Valuation Opinion of Robert A. Stanger & Co., Inc.

   (b)(3) Valuation Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

     (c) Merger Agreement, dated as of July 22, 1999 among the Company, ICCMIC Acquisition Corp. and Imperial Credit. (Incorporated herein by reference to Appendix A to the Preliminary Proxy Statement filed as Exhibit (d)(1) hereto).

   (d)(1) Letter to Stockholders (included in the Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

   (d)(2) Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

   (d)(3) Preliminary Proxy Statement.

   (d)(4) Form of Proxy (included in the Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

   (d)(5) Press Release issued by the Company and Imperial Credit regarding the Merger Agreement, dated July 22, 1999 (incorporated by reference to the Current Report of form 8-K filed by Imperial Credit on July 26,
          1999).

     (e)  Not Applicable.

     (f)  Not Applicable.
--------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999.


                                       IMPERIAL CREDIT INDUSTRIES, INC.,
                                       a California corporation

                                  By:  /s/ H. Wayne Snavely
                                       --------------------------------
                                       Name: H. Wayne Snavely
                                       --------------------------------
                                       Title: President
                                       --------------------------------

                                       ICCMIC ACQUISITION CORP.,
                                       a Maryland corporation

                                  By:  /s/ H. Wayne Snavely
                                       --------------------------------
                                       Name: H. Wayne Snavely
                                       --------------------------------
                                       Title: President
                                       --------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999.

                                       IMPERIAL CREDIT COMMERCIAL
                                       MORTGAGE INVESTMENT CORP.,
                                       a Maryland corporation

                                       /s/ Norbert Seifert
                                  By:  ______________________________
                                       Name: Norbert Seifert
                                       Title: General Counsel, Senior Vice-
                                              President and Secretary

                               INDEX TO EXHIBITS

Exhibit                                                                                       Sequentially
Number                                Description                                             Numbered Page
-------                               -----------                                             -------------
(a)       Not Applicable.

(b)(1)    Fairness Opinion of Prudential Securities Incorporated dated July 22,
          1999 (incorporated by reference to Appendix B to the Proxy Statement filed as Exhibit (d)(3) hereto).

(b)(2)    Valuation Opinion of Robert A. Stanger & Co., Inc.

(b)(3)    Valuation Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
          Inc.

(c)       Merger Agreement, dated as of July 22, 1999 among the Company, Merger Sub and Imperial Credit (incorporated herein by reference to Appendix A to the
          Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

(d)(1)    Letter to Stockholders (included in the Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

(d)(2)    Notice of Special Meeting of Stockholders (included in the Preliminary
          Proxy Statement filed as Exhibit (d)(3) hereto).

(d)(3)    Preliminary Proxy Statement.

(d)(4)    Form of Proxy (included in the Preliminary Proxy Statement filed as
          Exhibit (d)(3) hereto).

(d)(5) Press Release issued by the Company and Imperial Credit regarding the Merger Agreement, dated July 22, 1999 (incorporated by reference to the Current Report of form 8-K filed by Imperial Credit on July 26,
          1999).

(e)       Not Applicable.

(f)       Not Applicable.